# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FUEL TECH, INC., CIK 0000846913
CUSIP: 359523107
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 27601 Bella Vista Parkway, Warrenville, Illinois (IL), 60555
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000903064-24-000003
Filed by CIK 0000903064

## Reporting persons
- Grace & White, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 447,860; shared voting power 0; sole dispositive power 1,541,307; shared dispositive power 0; aggregate amount beneficially owned 1,541,307 (5.02% of the class)

## Item 1. Issuer
Name of issuer: FUEL TECH, INC.
Address of issuer's principal executive offices: 27601 Bella Vista Parkway, Warrenville, IL 60555

## Item 2. Person Filing
Name of person filing: Grace & White, Inc
Address of principal business office or, if none, residence:
Grace & White, Inc
515 Madison Ave.
Suite 1700
NY, NY 10022
Citizenship: NY

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,541,307
Percent of class: 5.02%
Sole power to vote or to direct the vote: 447,860
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,541,307
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Grace & White, Inc.: S/MARC RAVITZ, Marc Ravitz , Executive Vice President (04/06/2026)